Exhibit 99(b)

Energy Future Intermediate Holdings Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Twelve Months Ended March 31, 2010	Twelve Months Ended March 31, 2009
Net income (loss) attributable to Intermediate Holding	$15	$1	$87	$(535)
Income tax expense (benefit)	(24)	(23)	(94)	(89)
Interest expense and related charges	74	69	284	265
Depreciation and amortization	—	—	—	—

EBITDA	$65	$47	$277	$(359)

Oncor EBITDA	—	—	—	—
Oncor distributions/dividends (a)	30	18	228	1,543
Interest income	(2)	—	(5)	(2)
Net income (loss) attributable to noncontrolling interests	(63)	(47)	(272)	361

Adjusted EBITDA per Incurrence Covenant	$30	$18	$228	$1,543
Add back Oncor Holdings adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	316	259	1,117	(98)

Adjusted EBITDA per Restricted Payments Covenant	$346	$277	$1,345	$1,445

(a)	Twelve months ended March 31, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.